

SST. Technologies LLC

ANYWHEREFRIDGE

Simple and impressive. We are using solar technology that offers a sleek black look with no grid lines.








The Anywhere-Fridge ushers in a revolution if quality, portability and sustainable refrigeration. Anywhere-Fridge liberates the convenience of industrial refrigeration from the limitations of your home.





The Anywhere Fridge can also be used for emergency situations such as natural disasters and power outages etc., especially in rural areas and remote places and for people who otherwise would not have access to power or refrigeration.











The Anywhere-Fridge can run off its detachable solar panels which charge the built-in ion-lithium battery. Through this process, the device can sustain functional ability on one complete charge for a full night.





High-efficiency solar panels that slide out to increase the power to 135-Watts





SLIDE OUT SOLAR PANELS FOR EXTRA POWER!



UV lights will keep it sanitized



ILLUMINATES AT NIGHT